SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69423U107

(CUSIP Number)

Frank P. Greinke
P.O. Box 4159
1800 W. Katella, Ste. 400
Orange, CA 92863

with copy to:

Robert Bollar, Esq.
P.O. Box 4159
1800 W. Katella, Ste. 400
Orange, CA 92863

 (Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications)

December 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
(Page  of 1 of 7 pages)

_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U 10 7	SCHEDULE 13D	Page 3 of 7

 Exhibit A
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK P. GREINKE FRANK P. GREINKE, AS TRUSTEE UNDER THE GREINKE PERSONAL LIVING TRUST DATED APRIL 20, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,738,123 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,738,123 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,738,123 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON IN
(1) Represents shares of common stock underlying 1,538,462 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, based on the Reporting Persons’ calculation of the conversion rate of the Series B Preferred Stock on January 6, 2010 to be approximately 3.08:1 (as a result of certain anti-dilution adjustments made subsequent to the original issuance of the Series B Preferred Stock).

(2) Based on 57,636,828 shares of common stock outstanding on November 12, 2009.

CUSIP No. 69423U 10 7	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer.

The securities that are the subject of this statement consist of common stock, $.001 par value per share (“Common Stock”), of Pacific Ethanol, Inc., a Delaware corporation (the “Issuer”). The name, address, and telephone number of the principal executive office of the Issuer is as follows:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California  95814
Tel:  (916) 403-2123

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by Frank P. Greinke, an individual (“Greinke”) and Frank P. Greinke, as Trustee under the Greinke Personal Living Trust (the “Trust,” and collectively with Greinke the “Reporting Persons”).

(b)          The address for the Reporting Persons is:

Frank P. Greinke
P.O. Box 4159
1800 W. Katella, Ste. 400
Orange, CA 92863

(c)          The principal occupation of Greinke is the Chief Executive Officer of Southern Counties Oil Co., a California Limited Partnership  The address for of Southern Counties Oil Co. is:

Southern Counties Oil Co.
P.O. Box 4159
1800 W. Katella, Ste. 400
Orange, CA 92863

(d) – (e) During the last five years the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Greinke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used to acquire the securities of the Issuer described in Item 4 below was personal funds of Greinke. The disclosures set forth in Item 4 are incorporated herein by reference.

CUSIP No. 69423U 10 7	SCHEDULE 13D	Page 5 of 7

Item 4.	Purpose of Transaction.

On December 28, 2009, the Trust purchased 1,538,462 shares of the Issuer’s Series B Preferred Stock from Lyles United, LLC (“Lyles”), pursuant to a private transaction.

The acquisition of the Series B Preferred Stock described above was made for investment purposes.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons intend to have open communications with the Issuer's management in order to monitor their investment in the Issuer’s securities.  Depending on market conditions and other factors including, without limitation, the Issuer's financial position and investment strategy, the Reporting Persons may, at any time or from time to time, take such actions with respect to its investment in the Issuer as it deems appropriate, including without limitation acquiring additional securities of the Issuer, or alternatively, disposing of some or all of the securities of the Issuer beneficially owned by them.

At the current time, the Reporting Persons plan to transfer an undetermined portion of the Series B Preferred Stock they own to certain officers of Southern Counties Oil Co. in private transactions that have not been negotiated.  This description speaks only to the expectations of the Reporting Persons, and the Reporting Persons cannot guaruntee that the transactions will be consumated.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Persons beneficially own 4,738,123 shares of common stock of the Issuer, which equals approximately 7.6% of the outstanding shares of Common Stock as of January 5, 2010.  Percentage ownership is based upon an assumption that 57,636,828 shares of Common Stock are outstanding, which the Issuer represented in its proxy statement on schedule 14A filed with the Securities and Exchange Commission on November 17, 2009 to be the number of shares outstanding on November 12, 2009.

(b)          The Reporting Persons have sole power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)          Other than as described above in Item 6, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)          No other person besides the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 28, 2009, the Trust and Lyles closed a private transaction pursuant to which (i) Lyles sold 1,538,462 shares of the Issuer’s Series B Preferred Stock to the Trust and (ii) Lyles assigned its rights under a certain Registration Rights Agreement, dated March 27, 2008, between the Issuer and Lyles, to the Trust.

CUSIP No. 69423U 10 7	SCHEDULE 13D	Page 6 of 7

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Registration Rights Agreement, dated March 27, 2008, between the Issuer and Lyles.*

* Filed with the Securities and Exchange Commission on March 27, 2008 as exhibit 10.4 to the Issuer’s Form 8-K for March 26, 2008 and incorporated herein by reference.

CUSIP No. 69423U 10 7	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2010
(Date)

FRANK P. GREINKE

By:	/s/ Frank P. Greinke
Frank P. Greinke

FRANK P. GREINKE, AS TRUSTEE UNDER THE GREINKE PERSONAL LIVING TRUST DATED APRIL 20, 1999

By:	/s/ Frank P. Greinke
Frank P. Greinke, Trustee of the Greinke Personal Living Trust Dated April 20, 1999